Exhibit 5.1

[     November 2010]

Global Hunter Securities, LLC
777 3rd Avenue, 36 Floor
New York, New York 10017
USA

Knight Capital Markets LLC
405 Lexington Avenue
New York, New York 10174
USA

Dear Sirs,

RE:         Ossen Innovation Co., Ltd.

We have acted as counsel as to British Virgin Islands law to Ossen Innovation Co., Ltd. in connection with the proposed public offer and sale by Ossen Innovation Co., Ltd. of certain American Depositary Shares (“ADS”) representing the company’s ordinary shares.

1.	Assumptions

For the purpose of this opinion we have assumed without further enquiry:

1.1	the authenticity of all documents submitted to us as originals, the conformity with the originals of all documents submitted to us as copies and the authenticity of such originals;

1.2	the genuineness of all signatures and seals;

1.3	the accuracy and completeness of all corporate minutes, resolutions, certificates and records which we have seen;

1.4	that the information obtained from searches at the Registry of Corporate Affairs and High Court Registry is and remains true and correct;

1.5	the accuracy of any and all representations of fact expressed in or implied by the documents we have examined;

1.6	that there is no provision of the law of any jurisdiction, other than the British Virgin Islands, which would have any implication in relation to the opinions expressed herein;

1.7
there is no contractual or other prohibition (other than as may arise by virtue of the laws of the British Virgin Islands) binding on Ossen Innovation Co., Ltd. or on any other party prohibiting it from entering into and performing its obligations;

1.8
that no director of Ossen Innovation Co., Ltd. has a financial interest in or other relationship to a party therein or to the transaction contemplated by the proposed ADS public offering except as expressly disclosed in the Transaction Documents.

2.	Opinion

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

2.1
Ossen Innovation Co., Ltd. and each of its subsidiaries, Ossen Innovation Materials Group Co., Ltd., Ossen Group (Asia) Co., Ltd., and TopChina Development Group Ltd., (each a “Company”) is formed under the laws of the British Virgin Islands and has been duly incorporated with limited liability for an unlimited duration under the BVI Business Companies Act (No 16 of 2004), and is validly existing and in good standing under the laws of the British Virgin Islands.  Each Company is a separate legal entity and is subject to suit in its own name.

2.2
Each Company has full capacity to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Registration Statement, the Time of Sale Disclosure Package and the Prospectus (collectively, the “Transaction Documents”) and to enter into and perform its obligations under the Transaction Documents.  Each Company has taken all necessary action to authorize its entry into, the exercises of its rights pursuant to and the performance of its obligations under the Transaction Documents.  The Transaction Documents have been duly executed for and on behalf of each Company, and will be treated by the courts of the British Virgin Islands as the legally binding, valid and enforceable obligations of the Company.

2.3
All of the issued shares of Ossen Innovation Co., Ltd. are legally owned by the entities set forth on Schedule A, in the amounts set forth on Schedule A.  There are no outstanding securities exercisable for or convertible into shares of Ossen Innovation Co., Ltd.  The names and titles of the current directors and executive officers of Ossen Innovation Co., Ltd. are as set forth on Schedule A.

2.4
All of the issued shares of Ossen Innovation Materials Group Co., Ltd. are legally owned by Ossen Innovation Co., Ltd., and all of the outstanding shares of each of Ossen Group (Asia) Co., Ltd. and TopChina Development Group Ltd. are legally owned by Ossen Innovation Materials Group Co., Ltd. There are no outstanding securities exercisable for or convertible into shares in either Ossen Innovation Materials Group Co., Ltd., Ossen Group (Asia) Co., Ltd. or TopChina Development Group Ltd.  The names and titles of the current directors and executive officers of each of Ossen Innovation Materials Group Co., Ltd., Ossen Group (Asia) Co., Ltd. and TopChina Development Group Ltd. are as set forth on Schedule B.

2.5
Effectual Strength Enterprises Limited (“Effectual Strength”) is formed under the laws of the British Virgin Islands and has been duly incorporated with limited liability for an unlimited duration under the BVI Business Companies Act (No 16 of 2004), and is validly existing and in good standing under the laws of the British Virgin Islands.  Effectual Strength is a separate legal entity and is subject to suit in its own name.  All of the issued shares of Effectual Strength are legally owned by Liang Tang, and there are no outstanding securities exercisable for or convertible into shares of Effectual Strength. The names and titles of the current directors and executive officers of Effectual Strength are as set forth on Schedule C.

2.6
The issuance of the Shares and the ADSs has been duly authorized and, when issued in accordance with the Transaction Documents and paid for pursuant to and in accordance with the Underwriting Agreement, the Shares and the ADSs will be duly and validly issued, fully paid and non-assessable.

2.7
The holders of outstanding Shares are not entitled to preemptive rights or rights of first refusal arising (i) by operation of each Company’s articles of association or (ii) under the laws of the British Virgin Islands.

2.8
The issue and sale of the Shares and the ADSs pursuant to the Transaction Documents will not result in a breach or violation of (or constitute any event that with notice, lapse of time or both would result in a breach or violation of): (i) each Company’s articles of association, (ii) any statute, rule, or regulation of the British Virgin Islands, or (iii) any order, writ, judgment, injunction, decree, or award of the Courts of the British Virgin Islands that has been entered against any Company.

2.9
The execution and delivery of the Transaction Documents by each Company and the performance by each Company of its obligations and the exercise of any of its rights pursuant to the Transaction Documents do not and will not conflict with: (i) each Company’s articles of association, or (ii) any law of the British Virgin Islands.

2.10
The statements in the Time of Sale Disclosure Package and the Final Prospectus under the headings “Description of Share Capital”, “Description of American Depository Shares”, and in the Registration Statement in Part II, Item 6, insofar as such statements purport to summarize British Virgin Islands legal matters, agreements or documents discussed therein, fairly summarize such British Virgin Islands legal matters, agreements or documents, in all material respects.

2.11
No consents or authorizations of any government or official authorities of or in the British Virgin Islands are necessary for the entry into and performance by the Company of its obligations and the exercise of its rights pursuant to the Transaction Documents.

2.12
The Company will not be required by any laws of the British Virgin Islands to make any deduction or withholding from any payment it may make under the Transaction Documents.  In addition, under British Virgin Islands law, no stamp duty or other transfer taxes are payable in relation to any of the Transaction Documents.

2.13	There are no legal proceedings pending, or to our knowledge, threatened in the British Virgin Islands by or against any Company.

2.14	To the best of our knowledge, no Company has taken any action, nor have any steps been taken or legal proceedings commenced for the winding up, dissolution of or

2.15
liquidation of any Company, and no current notice of appointment of a receiver over any Company or any of its assets appears on the records maintained in respect of each Company at the Registry of Corporate Affairs.

Qualifications

Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to Ossen Innovation Co., Ltd. or any Company in the Transaction Documents or otherwise with respect to the commercial terms of the proposed ADS public offer.

'Non-assessability' is not a legal concept under British Virgin Islands law, but when we describe the Shares and ADS’s of Ossen Innovation Co., Ltd. herein as being 'non-assessable' we mean, subject to any contrary provision in any agreement between Ossen Innovation Co., Ltd. and any one of its members holding any of the Shares or ADS’s (but only with respect to such member), that no further sums are payable with respect to the issue of such Shares and no member shall be bound by an alteration in the Memorandum & Articles of Association of the company after the date upon which it became a member if and so far as the alteration requires such member to take or subscribe for additional Shares or ADS’s or in any way increases the member's liability to contribute to the share capital of, or otherwise pay money to Ossen Innovation Co., Ltd.

This opinion is prepared solely for the benefit of Ossen Innovation Co., Ltd., Global Hunter Securities, LLC and Knight Capital Markets LLC. No other party is entitled to rely in any way on the contents of this opinion letter. This opinion is strictly limited to the matters stated herein.

Yours faithfully

Withers BVI

SCHEDULE A

Owners of Ossen Innovation Co., Ltd.

Name	Number of Shares

Effectual Strength Enterprises Limited	11,850,000

Fascinating Acme Development Limited	600,000

Gross Inspiration Development Limited	600,000

Century Creator Limited	351,600

Ocean Skill Holdings Limited	255,000

New Asset International Ltd.	671,700

Dragon Winner Investments Ltd.	671,700

Directors and Executive Officers of Ossen Innovation Co., Ltd.

Name	Title

Liang Tang	Chairman of the Board

Wei Hua	CEO and Director

Yilun Jin	Chief Financial Officer

Junhong Li	Director

Xiaobing Liu	Director

Yangli Pan	Director

Zhongcai Wu	Director

SCHEDULE B

Directors and Executive Officers of Ossen Innovation Materials Group Co., Ltd.,

Ossen Group (Asia) Co., Ltd. and TopChina Development Group Ltd.

Name	Title

Liang Tang	Director

SCHEDULE C

Directors and Executive Officers of Effectual Strength Enterprises Limited

Name	Title

Liang Tang	Director